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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) before income taxes	$(1,913,535)	$314,880	$(1,380,378)	$(67,066)	$5,399
Adjustments:
Equity investment loss (income)	171	(617)	(97)	(373)	—
Interest capitalized	(113,009)	(168,897)	(203,993)	(53,492)	—

Income (loss) before income taxes, as adjusted	$(2,026,373)	$145,366	$(1,584,468)	$(120,931)	$5,399
Fixed charges	340,399	320,403	262,046	86,589	17,808

Total earnings	$(1,685,974)	$465,769	$(1,322,422)	$(34,342)	$23,207

Fixed charges:
Interest expense and amortization of finance costs	$337,554	$317,732	$259,159	$85,372	$17,373
Rental expense representative of interest factor	2,845	2,671	2,887	1,217	435

Total fixed charges	$340,399	$320,403	$262,046	$86,589	$17,808

Ratio of earnings to fixed charges	— (1)	1.5	— (3)	— (4)	1.3

Total fixed charges	$340,399	$320,403	$262,046	$86,589	$17,808
Pre-tax preferred dividend requirements	83,942	32,902	12,132	110,075	—

Total fixed charges plus preference dividends	$424,341	$353,305	$274,178	$196,664	$17,808

Ratio of earnings to combined fixed charges and preference dividends	— (2)	1.3	— (3)	— (5)	1.3

(1)
Due to the Company's "Loss before income taxes, as adjusted" in 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2.0 billion to achieve coverage ratio of 1:1.

(2)
Due to the Company's "Loss before income taxes, as adjusted" in 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $2.1 billion to achieve coverage ratio of 1:1.

(3)
Due to the Company's "Loss before income taxes, as adjusted" in 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.

(4)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $120.9 million to achieve a coverage ratio of 1:1.

(5)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $231.0 million to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (In thousands, except ratios)